Exhibit 99.1

Neurosurgery journal published study reinforces value of high-field iMRI

VISIUS intraoperative MRI significantly enhances amount of complete resection in brain tumors and leads to better patient outcomes

MINNEAPOLIS, April 17, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that a study published this month in the journal Neurosurgery by the neurosurgical team at Cleveland Clinic adds to growing clinical evidence which validates use of high-field intraoperative MRI (iMRI) as an effective tool for maximizing the amount of surgical resection of gliomas (brain tumors).

Conducted using an IMRIS VISIUS® Surgical Theatre, the study retrospectively reviewed use of high-field 1.5T (tesla) iMRI on the extent of resection of enhancing (high-grade) and non-enhancing (low-grade) gliomas in 104 surgical cases. This and past studies have indicated a link between increased or more complete removal of some types of tumors and longer life expectancy and quality of life.

Use of iMRI, according to the article, was associated with improvement in the median amount of tumor removal from 94.9 percent before iMRI to a final of 99.6 percent post-surgery after iMRI. Complete resection was possible in 65 percent of patients when iMRI was used compared to 34 percent without iMRI. All resection results were considered statistically significant.

The results reinforce previously published evidence that IMRIS systems with high-field iMRI-guided surgery are more effective in achieving complete resection than conventional surgery using neuronavigation and direct visualization alone.

This published evidence from leading neurosurgical hospitals using iMRI showed that in over 40% of all cases, the surgeon chose to modify their approach based on new information from intraoperative MR imaging that would otherwise not have been available until after completing the procedure. Furthermore, in over 55% of glioma tumor cases, additional brain tumor was identified and resected after imaging. In addition, these centers report significant improvements - about 30 percentage points - in the portion of cases achieving total or complete tumor resection with intraoperative MR compared to cases without it.

A VISIUS Surgical Theatre with high-field iMRI provides surgeons with on-demand access to real-time data and diagnostic quality imaging during the procedure from the OR table. Patient transport for imaging is eliminated as the scanner uniquely moves to the patient on ceiling-mounted rails. IMRIS also provides proprietary head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

"We applaud the authors for their careful analysis which once again shows how intraoperative MR is an effective tool, particularly with the diagnostic quality imaging only IMRIS can provide during surgeries without moving the patient from the OR," said IMRIS CEO and President Jay D. Miller. "We continue to look at ways to improve iMR and facilitate workflow through new protocols and accessories like coils, headrests and head fixation devices to enhance patient outcomes for a growing number of neurosurgical applications."

The Neurosurgery article "Use of High-Field Intraoperative Magnetic Resonance Imaging to Enhance the Extent of Resection of Enhancing and Nonenhancing Gliomas" is available free on the publication website:  http://journals.lww.com/neurosurgery/Fulltext/2014/04000.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 17-APR-14